Filed by Signa Sports United B.V. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Yucaipa Acquisition Corp.

Commission File No.: 001-39422

Date: December 13, 2021

Yucaipa Acquisition Corporation Shareholders Approve Business

Combination Transaction with SIGNA Sports United

Berlin, Germany and Los Angeles, California (December 13, 2021) – Yucaipa Acquisition Corporation (NYSE: YAC) (“Yucaipa”), a publicly-traded special purpose acquisition company led by Chairman and President Ron Burkle and CFO and COO Ira Tochner, and SIGNA Sports United (“SSU”), a leading global sports, e-commerce and technology platform, today announced that its respective shareholders approved the business combination between Yucaipa and SSU announced on June 11, 2021. The business combination also includes the acquisition of the WiggleCRC Group (“WiggleCRC”), the second largest online bike retailer globally after SSU, currently owned by Bridgepoint. The respective boards of directors of both Yucaipa and SSU had previously approved the business combination.

Following the Yucaipa shareholder vote, SSU and Yucaipa have commenced final procedures towards the closing of the business combination and expect the closing to be completed by December 14, 2021. It is further expected that the trading of the shares of the combined company, called SIGNA Sports United N.V. (formerly known as SIGNA Sports United B.V., “Pubco”), will commence on the New York Stock Exchange under the symbol “SSU” on the first trading day thereafter. SSU will continue to operate under its existing management team led by Chief Executive Officer, Stephan Zoll.

Transaction Overview

Yucaipa has agreed to combine with SSU and WiggleCRC based on a $3.2 billion pro forma enterprise valuation.

The transaction is expected to raise at least $484 million from Yucaipa trust proceeds and a fully committed ordinary share private investment in public equity (“PIPE”) from institutional and high-tech investors, sovereign wealth funds and high net-worth individuals.

Ron Burkle and SIGNA International Sports Holding GmbH (“SISH”), the majority shareholder of SSU, are both investing in the PIPE and are joined by top tier global institutional investors. The existing shareholders have agreed to convert 100 percent of their ownership stakes into the new public company.

Additional information about the proposed transaction, including a copy of the business combination agreement and an investor presentation, has been provided in a current report on Form 8-K filed by Yucaipa with the United States Securities and Exchange Commission (the “SEC”) and available at www.sec.gov, on SSU’s website at https://ir.signa-sportsunited.com/ and on Yucaipa’s website at https://www.yucaipayac.com/investor-relations. SSU has filed a registration statement (and Yucaipa has filed a proxy statement/prospectus forming part of the registration statement) with the SEC in connection with the transaction. The SEC declared the registration statement effective on November 24, 2021.

Advisors

Citi acted as lead financial advisor to SSU. Moelis & Company LLC acted as lead financial advisor to Yucaipa. Jefferies acted as capital markets advisor to Yucaipa.

Citi and Jefferies LLC acted as co-placement agents on the PIPE.

Skadden, Arps, Slate, Meagher & Flom LLP acted as lead legal advisor to SSU, and Kirkland & Ellis LLP acted as lead legal advisor to Yucaipa.

About SIGNA Sports United

Inspiring performance. United by passion. SSU is a group of specialist sports webshops powered by our leading sports commerce and technology platform. Our specialist strategy allows us to uniquely spotlight the best of our 1000+ brand partners across the bike, tennis, outdoor and teamsports categories. Together we serve our 7M+ active customers by uniting the world’s sports data pools, digital talent and passion for active living.

About Yucaipa Acquisition Corporation

Yucaipa is a special purpose acquisition company led by Ron Burkle and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

SSU Contacts:

Press

Erin Classen

Allison + Partners

erin.classen@allisonpr.com

+1 202 756 7246

Investor Contact

Matt Chesler, CFA

Allison + Partners

matt.chesler@allisonpr.com

+1 646 809 2183

Yucaipa Acquisition Corporation Contact:

Frank Quintero

pressrelations@yucaipaco.com

+1 310 228 2860

Additional Information

On June 10th, 2021, SSU and Yucaipa entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) by and among Yucaipa, SSU, Pubco, Olympics I Merger Sub, LLC and SISH. On July 2, 2021, Pubco submitted a registration statement on Form F-4 to the U.S. Securities and Exchange Commission (“SEC”) with respect to the proposed business combination contemplated by the Business Combination Agreement (the “Business Combination”), which was amended on August 31, 2021, October 18, 2021, November 4, 2021, November 17, 2021, November 23, 2021 and November 24, 2021 and declared effective on November 24, 2021, which includes a document that serves as a prospectus of Pubco with respect to the securities to be issued in connection with the proposed business combination of Yucaipa with SSU contemplated by the Business Combination Agreement and a proxy statement of Yucaipa with respect to the General Meeting. The definitive proxy statement/prospectus was filed with the SEC on November 26, 2021 (the “Definitive Proxy/Prospectus”). Yucaipa has mailed the Definitive Proxy/Prospectus and other relevant documents to its shareholders. This Press Release is not a substitute for the Definitive Proxy/Prospectus or any other document that Yucaipa will send to its shareholders in connection with the Business Combination. Investors and security holders of Yucaipa are advised to read the Definitive Proxy/Prospectus in connection with Yucaipa’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the Definitive Proxy/Prospectus contains important information about the Business Combination and the parties to the Business Combination. The Definitive Proxy/Prospectus has been mailed to shareholders of Yucaipa as of the November 22, 2021 record date established for voting on the Business Combination. Shareholders are also able to obtain copies of the Definitive Proxy/Prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Yucaipa Acquisition Corporation, 9130 West Sunset Boulevard, Los Angeles, CA 90069.

Participants in the Solicitation

Yucaipa, SSU, Pubco and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Yucaipa’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Yucaipa’s directors and officers in Yucaipa’s filings with the SEC, and such information and names of SSU’s directors and executive officers is also included in the Definitive Proxy/Prospectus.

Forward-Looking Statements

Certain statements made herein, including the description of the transactions, agreements and other information contained herein (collectively, this “Press Release”) are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Yucaipa and SSU, the acquisition of WiggleCRC, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination and the acquisition of WiggleCRC, future opportunities for the combined company, future planned products and services, business strategy and plans, objectives of management for future operations of SSU, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of SSU’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Yucaipa and SSU, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of the COVID-19 pandemic. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this Press Release, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Many actual events and circumstances are beyond the control of Yucaipa and SSU. These statements are subject to a number of risks and uncertainties regarding SSU’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; changes in domestic or foreign business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the PIPE investment and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Yucaipa, SSU and WiggleCRC; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees including its executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; the overall level of demand for SSU’s services; general economic conditions and other factors affecting SSU’s business; SSU’s ability to implement its business strategy; SSU’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on SSU’s business, SSU’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to SSU’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; SSU’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, SSU’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on SSU’s business and those factors discussed in Yucaipa’s final prospectus relating to its initial public offering, dated July 29, 2020, and other filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Definitive Proxy/Prospectus, and described in Yucaipa’s Annual Report on Form 10-K and other documents filed by Yucaipa or Pubco from time to time with the SEC. There may be additional risks that Yucaipa or Pubco presently do not know or that Yucaipa or Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Yucaipa and Pubco’s expectations, plans or forecasts of future events and views as of the date of this Press Release. Yucaipa and Pubco anticipate that subsequent events and developments will cause Yucaipa and Pubco’s assessments to change. However, while Yucaipa and Pubco may elect to update these forward-looking statements at some point in the future, Yucaipa and Pubco specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Yucaipa and Pubco’s assessments as of any date subsequent to the date of this Press Release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This Press Release is for informational purposes only and is neither an offer to purchase, sell or exchange nor a solicitation of an offer to sell, subscribe for or buy or exchange any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor will there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. The proposed Business Combination will be submitted to shareholders of Yucaipa for their consideration.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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